

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Xiaopeng He
Chief Executive Officer
XPeng Inc.
No. 8 Songgang Road, Changxing Street
Cencun, Tianhe District, Guangzhou
Guangdong 510640
People's Republic of China

> **Re: XPeng Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted June 1, 2021**
> **CIK No. 0001810997**

Dear Mr. He:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Sarah P. Payne